

ELECTRONICS



06014814

**SAMSUNG ELECTRONICS CO.,
LTD.**
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 27, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re:\   Samsung Electronics Co., Ltd.
> Commission File No. 82-3109
> Information Furnished Pursuant to Rule 12g3-2(b)
> Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in System LSI Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723.  Thank you.

Very truly yours,


HyoJeung  LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com



ELECTRONICS

# Investment in System LSI Line

On June 26, 2006, the management committee of Samsung Electronics authorized a

KRW 270 billion investment in expanding System LSI line to meet growing market

demand and enhance cost competitiveness.